June 28, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	Q&K International Group Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Q&K International Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in the Draft Registration Statement its audited consolidated financial statements as of and for the fiscal years ended September 30, 2017 and 2018. As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended September 30, 2016 and selected financial information for the fiscal years before October 1, 2016. The Company plans to include the financial statements as of and for the nine months ended June 30, 2018 and 2019 in subsequent filings for the initial public offering.

* * *

Securities and Exchange Commission

June 28, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Guangjie Jin, the founder, chairman and chief executive officer of Q&K International Group Limited, by telephone at +86-21-6417-9625 or via e-mail at bill@qk365.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Guangjie Jin, Founder, Chairman and Chief Executive Officer, Q&K International Group Limited

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP